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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

with a copy to:
ArcelorMittal S.A.
19, avenue de la Liberté	DLA Piper US LLP
L-2930 Luxembourg	1251 Avenue of the Americas
Grand Duchy of Luxembourg	New York, NY 10020
+352 4792 2414	(212) 335-4517
Attn: Henk Scheffer	Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655053106

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ArcelorMittal S.A. Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 15,030,561
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 15,030,561

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,030,561
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.0
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 655053106

This Amendment No. 3 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal Steel”), a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and as amended on August 31, 2007 and on March 4, 2008. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

This item is amended to reflect that Mr. Romain Zaleski is no longer a director of ArcelorMittal.

Item 4.	Purpose of Transaction

Securities Purchase Agreement. On March 19, 2008, ArcelorMittal and the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which ArcelorMittal provided, on March 20, 2008, subordinated debt financing to Noble in the form of a convertible subordinated loan in the principal amount of $50 million (the “Convertible Loan”). The Convertible Loan initially is convertible into shares of Common Stock at $15.75 per share, or 3,174,603 shares, based upon the principal amount (the “Conversion Shares”). The conversion price is subject to reset and adjustment. The terms of the Securities Purchase Agreement and of the Convertible Loan are described in Item 6 below.

Sale Option Exercise Agreement. On March 19, 2008, ArcelorMittal and Skandalaris entered into a Sale Option Exercise Agreement, pursuant to which ArcelorMittal will purchase from Mr. Skandalaris, members of his family and certain entities controlled by them (such family and entities, the “Skandalaris Affiliates”) that number of shares of Common Stock which, when added to the number of shares of Common Stock held by ArcelorMittal, represents 49.95% of the total number of shares of the Company’s Common Stock outstanding. Pursuant to the Sale Option Exercise Agreement, ArcelorMittal also has the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris. The Sale Option Exercise Agreement settles certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement. The terms of the Sale Option Exercise Agreement are described in Item 6 below.

Except as described in Item 6, as amended hereby, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than general discussions by and among the board of directors to fill existing board vacancies with new independent directors;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

CUSIP No. 655053106

(g)	Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person may be deemed to beneficially own an aggregate of 15,030,561 shares of Common Stock, which comprise the Arcelor Shares, the shares that the Reporting Person has agreed to purchase pursuant to the Sale Option Exercise Agreement and the Conversion Shares, and constitute approximately 56.0% of the shares of Common Stock outstanding calculated in accordance with Rule 13d-3. The conversion price per share provided in the Convertible Loan, and thus the number of Conversion Shares, are subject to reset and adjustment, as described in Item 6. In addition, upon conversion of the Convertible Loan, in whole or in part, the amount converted would include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal amount and interest converted. The number of shares reported as beneficially owned, 15,030,561 shares, does not include any shares issued with respect to such accrued and unpaid interest or late charges. The calculation of the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person is based on the information contained in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2007, as adjusted, based upon information provided by the Company, to include subsequent exercises of options and the issuance and vesting of shares pursuant to restricted stock or similar awards.

As described in Item 6, Mr. Skandalaris’ rights and obligations under the Standstill and Stockholder Agreement will remain in effect until the Sale Option Closing, as hereinafter defined. As a result of entering into the Standstill and Stockholder Agreement, the Reporting Person and Mr. Skandalaris may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement. The Reporting Person may be deemed to beneficially own the Skandalaris Shares, as to which the Reporting Person disclaims beneficial ownership, and this filing and the Reporting Person’s responses herein shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares of Common Stock or has formed a group together with Mr. Skandalaris.

(c) Except as described herein, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed on Schedule A to Amendment No. 2 to the Schedule 13D, has effected any transaction relating to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Securities Purchase Agreement. Pursuant to the Securities Purchase Agreement, ArcelorMittal has provided subordinated debt financing to the Company in the form of a convertible subordinated loan in the principal amount of $50 million. The Convertible Loan bears interest at the rate of 6% per annum and matures on March 20, 2013. The Convertible Loan is convertible into shares of Common Stock, in whole or in part, from time to time until March 13, 2013. The Convertible Loan initially is convertible into shares of Common Stock at $15.75 per share, a price equal to a 25% premium over the simple average of each trading day’s volume weighted

CUSIP No. 655053106

average price (“Average Price”) from and including January 15, 2008 to and including February 15, 2008 (the “Initial Conversion Price”), subject to adjustment as follows. On each of June 30, September 30, and December 31, 2008 and March 31, 2009 (each, a “Reset Date”), the conversion price will adjust to the lower of (i) the conversion price in effect at such Reset Date and (ii) a 30% premium over the Average Price for the 30 days ending on the last trading day immediately preceding such Reset Date (but not below a 30% premium over an Average Price of $8.00, i.e., $10.40 per share); provided that, in the absence of approval by the Company’s stockholders, in no event would the number of shares issuable upon conversion exceed 20% of the Company’s outstanding shares on the date of disbursement of the loan. Accordingly, partial conversions of the loan would be permitted. The conversion price also is subject to adjustment, from time to time, in certain events, including upon any stock split, stock dividend, recapitalization or otherwise, or the issuance of shares of Common Stock or options or other securities convertible into or exchangeable for shares of Common Stock at a price per share, or a conversion or exchange price per share, less than the conversion price of the Convertible Loan then in effect. Upon conversion, the amount to be converted also will include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal and interest converted.

Pursuant to the Securities Purchase Agreement, the Company has agreed: (a) at the next annual meeting of the Company’s stockholders, to submit for approval a proposal to allow the issuance of the shares upon conversion in accordance with NASDAQ Marketplace Rule 4350(i) and to use its best efforts to solicit its stockholders’ approval of such issuance and to cause its board of directors to recommend to the stockholders that they approve such proposal; (b) to avail itself of the “controlled company” exemption regarding corporate governance requirements under the NASDAQ listing requirements at any time that ArcelorMittal’s beneficial ownership (including shares held by ArcelorMittal’s affiliates) exceeds 50% of the outstanding shares of Common Stock; and (c) promptly following (i) the closing under the Securities Purchase Agreement and (ii) the designation by ArcelorMittal of nominees to serve on the Company’s Board of Directors and board committees (the “Nominees”), to use its best efforts to cause the Nominees to be duly elected to fill vacancies on the Board of Directors in accordance with the Standstill and Stockholder Agreement, as amended by the Agreement and Waiver, as hereinafter defined.

In connection with the closing under the Securities Purchase Agreement, the Company, ArcelorMittal and Mr. Skandalaris entered into the Agreement and Waiver (the “Agreement and Waiver”) which waives the applicability to ArcelorMittal of the standstill provisions and other provisions of the Standstill and Stockholders Agreement. The Company, ArcelorMittal and Mr. Skandalaris also entered into the First Amendment to the Registration Rights Agreement which amended the Registration Rights Agreement, dated August 31, 2007, to provide that the Convertible Loan and the shares issuable upon its conversion are included as registrable securities that ArcelorMittal may require the Company to register.

The foregoing summary is qualified in it entirety by reference to the full text of (i) the Securities Purchase Agreement filed as Exhibit 9 hereto, (ii) the Subordinated Convertible Note of Noble International Ltd. filed as Exhibit 10, (iii) the Agreement and Waiver among ArcelorMittal, Mr. Skandalaris and the Company filed as Exhibit 11 and (iv) the Amendment to the Registration Rights Agreement among ArcelorMittal, the Company and Mr. Skandalaris filed as Exhibit 12.

Sale Option Exercise Agreement. Pursuant to the terms of the Sale Option Exercise Agreement:

•

ArcelorMittal, subject to the satisfaction of certain conditions, will purchase from Mr. Skandalaris and the Skandalaris Affiliates, for $14 per share, that number of shares of Common Stock which, when added to the number of shares of Common Stock held by ArcelorMittal, represents 49.95% of the Company’s Common Stock outstanding.

•

The closing of ArcelorMittal’s purchase of the Common Stock (the “Sale Option Closing”) will occur two business days following the satisfaction of certain conditions including the signing of the Securities Purchase Agreement.

CUSIP No. 655053106

•	ArcelorMittal will have the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris, exercisable within 60 days following the Sale Option Closing.

•	Mr. Skandalaris will resign as a member of the Board of Directors of the Company and its Chairman as of the Sale Option Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and the Registration Rights Agreement will terminate as of the Sale Option Closing.

•

Mr. Skandalaris will resign from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 and remain bound by his surviving obligations thereunder and under the Standstill and Stockholder Agreement.

The foregoing summary is qualified in its entirety by reference to the full text of the Sale Option Exercise Agreement filed as Exhibit 8 hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 8 Sale Option Exercise Agreement, dated March 19, 2008, among ArcelorMittal S.A., Robert J. Skandalaris and the other signatories thereto.

Exhibit 9 Securities Purchase Agreement dated as of March 19, 2008, by and between Noble International, Ltd. and ArcelorMittal S.A.

Exhibit 10 Convertible Subordinated Note of Noble International, Ltd.

Exhibit 11 Agreement and Waiver, dated March 20, 2008, among Noble International, Ltd., ArcelorMittal S.A. and Robert J. Skandalaris.

Exhibit 12 First Amendment to Registration Rights Agreement, dated March 20, 2008, among Noble International, Ltd., ArcelorMittal S.A. and Robert J. Skandalaris.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: March 20, 2008

ArcelorMittal S.A.

By:	/s/ Hank Scheffer
Name:	Hank Scheffer
Title:	Company Secretary